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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                             -----------------

                              AMENDMENT NO. 2
                              SCHEDULE 14D-9

        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                             -----------------

                          DETECTION SYSTEMS, INC.
                         (Name of Subject Company)

                          DETECTION SYSTEMS, INC.
                    (Name of Person(s) Filing Statement)
                             -----------------

                   Common Stock, Par Value $.05 Per Share
                       (Title of Class of Securities)
                             -----------------

                                250644 10 1
                   (CUSIP Number of Class of Securities)
                             -----------------

                               Frank J. Ryan,
                  Vice President, Secretary and Treasurer
                          Detection Systems, Inc.
                            130 Perinton Parkway
                          Fairport, New York 14450

               (Name, address and telephone number of person
              authorized to receive notice and communications
               on behalf of the person(s) filing statement).
                             -----------------

                              With a copy to:

                          Stephen M. Banker, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, NY 10036-6522
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000

     | | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No. 2 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated December 20, 2000, as amended (the "Schedule 14D-9"), of Detection Systems, Inc., a New York corporation, (the "Company"), relating to the Offer (as defined below) by Bosch Security Systems Corporation (the "Purchaser"), a New York corporation and wholly owned subsidiary of Robert Bosch GmbH, a limited liability company organized under the laws of Germany ("Parent"), to purchase all outstanding shares of common stock, par value $.05 per share (the "Shares"), of the Company at a price of $18.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which were included as Exhibits (a)(1) and (a)(2) to the Tender Offer Statement on Schedule TO, respectively, filed by Parent and Purchaser with the SEC on December 20, 2000 (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9. The item numbers and responses thereto are in accordance with the requirements of Schedule 14D-9.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

1. Item 2 of the Schedule 14D-9 is hereby amended by deleting the final paragraph thereof.


ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

2. Part 2 of Item 3 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the first sentence of the first full paragraph on page 3 in its entirety as follows:

         "The conditions (a) through (g) set forth above are for the sole benefit of Parent and Purchaser and may be waived by Parent or the Purchaser, in whole or in part, at any time prior to the expiration of the Offer."

3. Part 4 of Item 3 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following new paragraph before the last paragraph thereof:

         "Mr. Lederer has donated 30,000 of his Shares to the Rochester Area Community Foundation ("RACF"), pursuant to an agreement, dated January 16, 2001, by and among Mr. Lederer, Purchaser and RACF. The agreement provides that RACF will assume all of Mr. Lederer's rights and obligations under the Voting and Option Agreement with respect to such Shares. A copy of such agreement is attached hereto as Exhibit No. 11 and incorporated herein by reference."


ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

4. Item 6 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following new paragraphs before the last paragraph thereof:

         "Mr. Lederer has donated 30,000 of his Shares to RACF, pursuant to an agreement, dated January 16, 2001, by and among Mr. Lederer, Purchaser and RACF. The agreement provides that RACF will assume all of Mr. Lederer's rights and obligations under the Voting and Option Agreement with respect to such Shares. Such agreement is attached hereto as Exhibit No. 11 and incorporated herein by reference.

         As a result of the Voting and Option Agreement and subsequent donation to RACF, Messrs. Kostusiak and Lederer may be deemed to have formed a "group" within the meaning of Section 13(d) of the Exchange Act with Parent, Purchaser and RACF. Under Exchange Act Rule 13d-5(b)(1), each member of such group would be deemed to beneficially own all Shares owned by each other member of such group. Thus, each of Messrs. Kostusiak and Lederer, Parent, Purchaser and RACF may be deemed to own 2,831,317 Shares, constituting 32.7% of the outstanding Shares. Each of Messrs. Kostusiak and Lederer and RACF expressly declares that the filing of this Information Statement shall not be construed as an admission that he or it is, for the purposes of Sections 13(d) and
         (g) of the Exchange Act, the beneficial owner of any securities owned by any other such member.

         On December 22, 2000, David B. Lederer, Executive Vice President of the Company, exercised a option for 8,000 Shares pursuant to the Company's 1997 Stock Option Plan at a price of $14.75 per share. Such Shares were issued from the Company's treasury."


ITEM 9.  EXHIBITS.

5. Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting exhibit 11 as follows.


   EXHIBIT
     NO.                       DESCRIPTION
   -------                     -----------

11. Agreement, dated as of January 16, 2001, by and among Bosch Security Systems Corporation, David B. Lederer and the Rochester Area Community Foundation (incorporated by reference to Exhibit A to the Schedule 13D/A filed by David
              B. Lederer with the SEC on January 17, 2001).



                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       By: /s/ Frank J. Ryan
                                           Name:  Frank J. Ryan
                                           Title: Vice President, Secretary
                                                  and Treasurer


Dated: January 17, 2001